Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: Hirsch Electronics Corp.
Filer No. 000-29440
News Release
Hirsch Electronics Shareholders Approve Proposed Merger with
SCM Microsystems
SANTA ANA, Calif., March 18, 2009 — Hirsch Electronics Corporation, a leading supplier of access control and security management solutions, today announced that its shareholders have adopted the Agreement and Plan of Merger, dated December 10, 2008, by and among Hirsch, SCM Microsystems, Inc. (NASDAQ: SCMM; Prime Standard: SMY), and two wholly-owned subsidiaries of SCM, pursuant to which Hirsch will become a U.S.-based, wholly-owned subsidiary of SCM.
At the special meeting of Hirsch shareholders held on March 11, 2009, 4,454,394 shares were represented in person or by proxy, comprising 94% of common stock outstanding and constituting a quorum. 4,369,994 shares, or 93% of shares outstanding, were voted in favor of the merger at the special meeting of Hirsch shareholders.
Hirsch and SCM currently expect closing of the proposed merger to occur following satisfaction of all of the conditions to closing contained in the Agreement and Plan of Merger, including the receipt of approval of SCM’s stockholders to issued shares of SCM common stock and warrants to purchase shares of SCM common stock in connection with the proposed merger.
After the closing of the proposed merger, Hirsch products and services will continue to be marketed, sold and supported by Hirsch under the Hirsch Electronics company name.
About SCM Microsystems, Inc.
SCM Microsystems is a leading provider of solutions that open the Digital World by enabling people to conveniently access digital content and services. The company develops, markets and sells the industry’s broadest range of smart card reader technology for secure PC, network and physical access and digital media readers for transfer of digital content to OEM customers in the government, financial, enterprise, consumer electronics and photographic equipment markets worldwide. U.S. headquarters are in Fremont, California and global headquarters are in Ismaning, Germany. For additional information, visit the SCM Microsystems website at www.scmmicro.com.
About Hirsch Electronics Corporation
Hirsch Electronics designs and manufactures security systems for worldwide markets. Hirsch is a recognized leader in IP-based physical security solutions that interoperate with other networked databases, devices and systems, such as human resources, provisioning, and directory services. Hirsch’s award-winning role-based access control, identity management, and policy-based security management systems integrate access control, digital video, alarm monitoring, smart cards and biometrics. Website: www.HirschElectronics.com.
Important Information
In connection with the proposed merger transaction involving SCM Microsystems and Hirsch Electronics, SCM has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (No. 333-157067), which was declared effective on February 13, 2009. The definitive joint proxy statement/information statement and prospectus dated February 13, 2009 was first mailed to stockholders of SCM and shareholders of Hirsch Electronics on February 18, 2009. SCM has filed other documents regarding the proposed transaction with the SEC and may file additional documents regarding the proposed transaction as well. SECURITYHOLDERS OF SCM AND HIRSCH ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
The definitive joint proxy statement/information statement and prospectus has been mailed to SCM’s stockholders and Hirsch’s shareholders. Stockholders of SCM and shareholders of Hirsch may obtain a copy of the joint proxy statement/information statement and prospectus, as well as other filings containing information about SCM and Hirsch, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/information statement and prospectus can also be obtained, without charge, from the SCM corporate website at www.scmmicro.com, or by directing a request to SCM Microsystems, Inc., Attention: Investor Relations, 41740 Christy Street, Fremont, California 94538 or Hirsch Electronics Corp, 1900 Carnegie Avenue, Bldg B, Santa Ana, California 92705, Attention: Secretary.

In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC, which are available at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SCM Microsystems and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SCM in connection with the proposed transaction. Information about SCM’s directors and executive officers is available in the joint proxy statement/information statement and prospectus and other materials referred to in the proxy statement/prospectus.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include, without limitation, our statements contained above regarding the closing date of the proposed merger and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the possibility that SCM stockholders may not approve the proposed merger, that the closing of the proposed merger may be delayed, or that the proposed merger may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to SCM’s public company reports and the Risk Factors enumerated therein, including SCM’s Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent reports, including SCM’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.
Note: The SCM logo is a trademark of SCM Microsystems, Inc. and the Hirsch logo is a trademark Hirsch Electronics Corporation or its affiliates in the United States and certain other countries. Additional company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.
Contacts:
Scott Howell, Hirsch Electronics, +1-949-250-8888 ext. 130, marketing@hirschelectronics.com